Exhibit 1
    COMMTOUCH REPORTS FIRST QUARTER 2004 RESULTS AND ISSUES BUSINESS UPDATES

MOUNTAIN VIEW,  Calif.--(BUSINESS  WIRE)--May 17, 2004 -- Commtouch(R)  (Nasdaq:
CTCH), the innovator of industrial-strength anti-spam solutions featuring Recurrent Pattern Detection (RPD) (TM) technology, today announced its first quarter results for 2004.

Revenues for the quarter were $160 thousand compared to $69 thousand for the prior quarter (fourth quarter 2003) and $106 thousand in the comparable quarter last year. [Revenues from the first quarter of 2003 consisted of royalties and email service fees, while the revenues from the first quarter of 2004 mainly consisted of anti-spam solution fees].

The company foresees continued growth in revenues during the second quarter of 2004 over the first quarter of this year. As previously announced, revenues associated with the sale of the Commtouch solution are recognized ratably over the period in which the service is provided, which is usually one to two years.

As mentioned in the quarterly release for the fourth quarter of 2003, Commtouch typically receives anti-spam solution fees up front for the full term of each contract, with payment of fees to Commtouch generally due in full 30-60 days following  the  sale;  as a  result,  deferred  revenues  as at March  31,  2004 increased nearly three fold compared to December 31, 2003, and Commtouch anticipates continued growth in deferred revenues for the second quarter of 2004.

Total loss for the quarter was $1,612 thousand compared to $2,890 thousand in the prior quarter and $1,144 thousand in the comparable quarter last year. In the prior quarter, the company had a non-cash charge of approximately $1,843 thousand for interest and other expenses relating to the issuance of convertible loans and warrants.

Cash at March 31, 2004 was approximately $4,584 thousand compared to $4,125 thousand as of December 31, 2003. During January 2004, we received $1,457 in relation to the January 2003 convertible loan agreement and the November 2003 convertible loan agreement.

BUSINESS UPDATES:

1. The company is currently working on plans to bring the company back into compliance with the Nasdaq's listing requirements.

2. Once again, Commtouch is pleased at the level of new contracts and growth in its pipeline during the first quarter of 2004.

3. The Commtouch ISP product was released on time, and Commtouch expects that likewise it will be releasing its gateway for Lotus Notes in a timely manner during the second quarter of 2004.

4. International sales were secured in such countries as Finland, England, Sweden, Spain, France, South Africa and Israel.

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5. Business opportunities in the Far East have been identified,  and the company remains committed to expanding its activities in this region.

About Commtouch

Commtouch Software Ltd. is an innovator of proprietary anti-spam solutions featuring Recurrent Pattern Detection (TM) technology. Its mission is to protect and preserve the integrity of the world's most important communications tool -- email. The company's core technologies reflect its 13 years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch's patent-pending technologies are employed in solutions that are sold through channels and resellers and also sold directly to enterprises. In addition, Commtouch anti-spam technologies are incorporated in software applications of security and messaging OEMs (examples including BlueCat Networks, HotBar, Sybari and Waterford Technologies). Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since
1999   (Nasdaq:CTCH   -   News).   To   learn   more   about   Commtouch   visit
www.commtouch.com.

Recurrent Pattern Detection and RPD are trademarks and Commtouch is a registered trademark of Commtouch Software Ltd.

This press release contains forward-looking statements, including statements related to projections about our business, our expectation of continued growth in revenues during the second quarter of 2004 over the first quarter of this year, our plans to bring the company back into compliance with the Nasdaq listing requirements, our plans to release our gateway for Lotus Notes during the second quarter of 2004 and our commitment to expanding our activities in the Far East, within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

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Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2000

                                     ######
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                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                         March 31,  December 31,
                                                           2004         2003
                                                          ------       ------
Assets
Current Assets:
 Cash and cash equivalents ...........................    $4,584       $4,125
 Trade receivables, net ..............................        55           92
 Prepaid expenses ....................................       154          156
 Receivables on account of shares ....................      --            955
 Other accounts receivable ...........................       137          132
                                                          ------       ------
 Total current assets ................................     4,930        5,460
                                                          ------       ------
Long-term lease deposits .............................         5            5
Equity investment in Imatrix .........................       342          339
Deferred charges .....................................       207          236
Severance pay fund ...................................       363          391
Property and equipment, net ..........................       471          452
                                                          ------       ------
                                                          $6,318       $6,883
                                                          ------       ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable ....................................       384          479
 Employees and payroll accruals ......................       581          418
 Accrued expenses and other liabilities ..............       383          376
 Deferred revenue ....................................       673          222
                                                          ------       ------
 Total current liabilities ...........................     2,021        1,495
                                                          ------       ------

 Convertible loan ....................................     2,665        2,134
 Shares to be registered upon exercise of warrants ...       324          372
 Accrued severance pay ...............................       398          425
                                                          ------       ------
                                                           3,387        2,931
                                                          ------       ------

 Shareholders' equity ................................       910        2,457
                                                          ------       ------
                                                          $6,318       $6,883
                                                          ======       ======
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                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)


                                                             Three Months ended
                                                           --------------------
                                                            Mar. 31     Mar. 31
                                                             2004        2003
                                                           --------    --------
Revenues ..........................................        $    160    $    106

Cost of revenues ..................................             144         174
                                                           --------    --------
Gross profit (loss) ...............................              16         (68)
                                                           --------    --------
Operating expenses:
 Research and development, net ....................             363         346
 Sales and marketing ..............................             841         188
 General and administrative .......................             354         442
 Amortization of stock-based employee deferred
  compensation ....................................              30          63
                                                           --------    --------
 Total operating expenses .........................           1,588       1,039
                                                           --------    --------
Operating loss ....................................          (1,572)     (1,107)
 Interest and other expense, net ..................             (45)        (37)
 Equity in earnings of affiliate ..................               5        --
                                                           --------    --------
 Net loss .........................................        $ (1,612)   $ (1,144)
                                                           ========    ========

Basic and diluted net loss per share ..............        $  (0.04)   $  (0.05)
                                                           ========    ========

Weighted average number of shares used in computing
 basic and diluted net loss per share .............          37,206      22,216
                                                           ========    ========